UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16
Under The Securities Exchange Act Of 1934
For the month of October 2012.

Commission File Number: 000-53465

CHINA DREDGING GROUP CO., LTD.

(Translation of registrant's name into English)

Floor 18, Tower A, Zhongshan Building,
No. 154, Hudong Road, Gulou District,
Fuzhou City, Fujian Province, PRC
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operations and consolidated financial statements and related information and data of China Dredging Group Co., Ltd. (the "Company") as of and for the six month period ended June 30, 2012.

This Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 (File No 333-178362, as amended) filed by the Company with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA DREDGING GROUP CO., LTD.

Date: October 9, 2012	/s/ Alfred Ho
Alfred Ho
Chief Financial Officer